Exhibit 99.1

CLINUVEL’s ADS to commence trading on Nasdaq

CUVL to trade on the highest tier – Global Select Market

Melbourne / New York – 20 July 2026 – CLINUVEL PHARMACEUTICALS LTD today announced that its American Depositary Share (ADS) is expected to commence trading on the Nasdaq Stock Market (Nasdaq) later today (New York time) under the ticker symbol CUVL. The announcement follows the declaration from the U.S. Securities and Exchange Commission (SEC) on 17 July that the Company’s publicly filed 20-F Registration Statement is deemed effective, and approval received from Nasdaq to list the ADS.

ADR uplift to Nasdaq

CLINUVEL is now in compliance with more stringent U.S. reporting requirements and its existing over-the-counter American Depositary Receipt (ADR: CLVLY) will be upgraded from Level I to Level II, as an ADS traded on the Nasdaq. Each CUVL ADS will represent one ordinary share of CLINUVEL listed on the Australian Securities Exchange (ASX: CUV). The Company does not propose to raise any capital or issue any new shares as a part of the upgraded depositary share program.

Holders of CLVLY do not need to take any actions to convert their ADRs to CUVL. A copy of the 20-F is available on CLINUVEL’s website.

The Nasdaq Global Select Market, on which CUVL will trade, provides greater visibility among U.S. investors and specialised analytics offered by Nasdaq. Additionally, the Nasdaq Global Select Market has its own Composite Index.

Commentary

“The upgrade of CUVL to the Nasdaq marks an important step for CLINUVEL’s visibility in U.S. capital markets, as well as reflecting a broader shift of our business towards North America,” said Professor Jeffrey Rosenfeld, CLINUVEL’s Chairman. “In the context of all our activities, the gradual shift to the U.S. makes much sense as the Company is maturing.”

Risk statement

No final decision has been made in respect of the proposed ADR uplisting. The registration of CLINUVEL’s securities under the U.S. Securities Exchange Act of 1934 has been declared effective by the SEC. The SEC’s declaration of effectiveness does not constitute an endorsement or approval of CLINUVEL’s securities or a determination that the information contained in the registration statement is accurate or complete. The process also remains subject to SEC rules and satisfaction of Nasdaq listing requirements. There is no guarantee that the uplisting will proceed, nor that it will occur within the expected timeframe. Until trading commences, no assurance can be given that trading will begin on the anticipated date. CLINUVEL will provide further updates to the market as material developments occur.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

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About CLINUVEL PHARMACEUTICALS LIMITED

CLINUVEL is a global biopharmaceutical company focused on developing and delivering innovative therapies for patients with genetic, metabolic, and dermatological disorders. The Company’s portfolio is centred around melanocortin peptides, with programs advancing in photomedicine and vitiligo. CLINUVEL is listed on the Australian Securities Exchange (ASX: CUV) with a planned listing of its American Depositary Share on the Nasdaq Stock Market (Nasdaq: CUVL).

CLINUVEL’s lead therapy, SCENESSE® (afamelanotide 16mg), is approved for commercial distribution in Europe, the USA, Canada, Israel, and Australia as the world’s first systemic photoprotective drug for the prevention of phototoxicity (anaphylactoid reactions and burns) in adult patients with erythropoietic protoporphyria (EPP). For further information, visit www.clinuvel.com.

Authorised for ASX release by the Board of Directors of CLINUVEL PHARMACEUTICALS LTD.

Head of Investor Relations

Mr Malcolm Bull, CLINUVEL PHARMACEUTICALS LTD

Investor Enquiries

https://www.clinuvel.com/investors/contact-us

Forward-Looking Statements

This release contains forward-looking statements, which reflect the current beliefs and expectations of CLINUVEL’s management. All statements other than statements of historical or current facts made in this document are forward-looking. We identify forward-looking statements in this document by using words or phrases such as “anticipate,” “believe,” “consider,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intend,” “likely,” “may,” “objective,” “potential,” “plan,” “predict,” “project,” “seek,” “should,” “will” and similar words or phrases and their negatives. Forward-looking statements reflect our current expectations and are inherently uncertain. Actual outcomes or results could differ materially for a variety of reasons. Statements may involve a number of known and unknown risks that could cause our future results, performance, or achievements to differ significantly from those expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include but are not limited to risks relating to: our ability to develop and commercialise pharmaceutical products; pandemics, epidemics, public health emergencies, geopolitical conflicts, trade restrictions, natural disasters and other disruptions affecting global supply chains, including our ability to develop, manufacture, market and sell biopharmaceutical and PhotoCosmetic products; competition for our products, especially SCENESSE® (afamelanotide 16mg), CYACÊLLE, PRÉNUMBRA®, NEURACTHEL® or products developed and characterised by us as PhotoCosmetics; our ability to achieve expected safety and efficacy results in a timely manner through our innovative R&D efforts; the effectiveness of our patents and other protections for innovative products, particularly in view of national and regional variations in patent laws; our potential exposure to product liability claims to the extent not covered by insurance; increased government scrutiny in either Australia, the U.S., Europe, the UK, Israel, China, Japan, and/or LATAM regions of our agreements with third parties and suppliers; our exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; that the Company may incur unexpected delays in the outsourced manufacturing of SCENESSE®, CYACÊLLE, PRÉNUMBRA®, NEURACTHEL® or products developed as PhotoCosmetics which may lead to the Company being unable to launch, supply or serve its commercial markets, special access programs and/or clinical trial programs; any failures to comply with any government payment system (i.e. Medicare, Medicaid, and U.S. Department of Veteran’s Affairs) reporting and payment obligations; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology, cosmetic and consumer based products; decisions by regulatory authorities regarding approval of our products as well as their decisions regarding label claims; our ability to retain or attract key personnel and managerial talent; the impact of broader change within the pharmaceutical industry, cosmetic industry and related industries; potential changes to tax liabilities or legislation; environmental risks including the risk factors described in the Company’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission, together with the Company’s announcements lodged with the Australian Securities Exchange. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation except as required by applicable law, the rules of the Australian Securities Exchange, the U.S. Securities and Exchange Commission, Nasdaq, or other applicable regulatory requirements, to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. More information on preliminary and uncertain forecasts and estimates is available on request, whereby it is stated that past performance is not an indicator of future performance.

Contact:

Tel: +61 3 9660 4900

Fax: +61 3 9660 4909

Email: mail@clinuvel.com

Australia (Head Office), Level 22, 535 Bourke Street, Melbourne, Victoria, 3000, Australia

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